Mail Stop 6010


October 3, 2005



Leonard A. Rosenbaum, Chief Executive Officer
CVD Equipment Corporation
1860 Smithtown Avenue
Ronkonkoma, New York  11779


Via U S Mail and FAX [(631) 981-7095 ]


	Re:	CVD Equipment Corporation
		Form 10-K for the fiscal year ended December 31, 2004 Forms 10-Q for the quarters ended March 31 and June
30,2005
		File No.  1-16525


Dear Mr. Rosenbaum:

      We have reviewed your filings and have the following comment.
We have limited our review to only your financial statements and related disclosures, and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Mr. Leonard A. Rosenbaum
CVD Equipment Corporation
October 3, 2005
Page 2


Form 10-KSB for FY 12/31/04

Financial Statements
Independent Audit Report, page F-2

1. In the audit report for fiscal 2003 on page F-2, we note that the third paragraph does not express an opinion on the results of operations or cash flows Please revise to include an audit report for fiscal 2003 that expresses an opinion on the results of operations and cash flows.




       As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.


	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that the filing includes all information required under the
Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Mr. Leonard A. Rosenbaum
CVD Equipment Corporation
October 3, 2005
Page 3


In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comment on your filing.


      You may contact Jeanne Bennett at (202) 551-3606, or me at
(202) 551-3676, if you have questions regarding our comments. In our absence you may contact Martin F. James, Senior Assistant Chief
Accountant at (202) 551-3671.
      Sincerely,


      Brian R. Cascio
      Accounting Branch Chief
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